UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐      No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐      No   ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the Resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2022.

FREE TRANSLATION

Summary of the Resolutions adopted by the Ordinary and Extraordinary
General Shareholders’ Meeting held on April 27, 2022

The Shareholders’ Meeting was held with the Shareholders attending remotely, pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders´ Meeting Agenda.

1) Holding of the Shareholders’ Meeting remotely.

It was approved that the Shareholders’ Meeting be carried out with remote attendance pursuant to the requirements of the Comisión Nacional de Valores’ General Resolution No. 830/2020.

2) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

3) Consider the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-third Fiscal Year, ended December 31, 2021 (“Fiscal Year 2021”).

All of the documentation submitted for the consideration of the Shareholders was approved without any changes, in the same manner it was approved by the Board of Directors, the Supervisory Committee and the Audit Committee, and reported to the control authorities.

4) Consider the Retained Earnings as of December 31, 2021, which reported a positive balance of AR$ 8,664,580,251. Proposal to: i) Allocate AR$433,229,013 to establish the Legal Reserve; ii) Allocate AR$8,231,351,238 to the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”. It is also proposed to reclassify the amount of AR$16,212,018,395 from the account “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$54,433,878,894) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$347,907,102,480. Granting the Board of Directors the authority to totally or partially withdraw the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” and to distribute dividends in cash or in kind or any combination of both options.

The Shareholders’ Meeting approved the proposal of the Board of Directors adjusted to March 31, 2022, using the National Consumer Price Index (National CPI) published on April 13, 2022, in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2020, which reported a positive balance of AR$ 10,056,956,479 to:

i) Allocate AR$ 502,847,824 to establish the Legal Reserve;

ii) Allocate AR$ 9,554,108,655 to the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”; and

iii) Regarding the amount of AR$ 18,817,248,927, reclassify it from the account “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which will amount, as a consequence, to AR$ 63,181,266,161) by charging that amount to the account “Contributed Surplus”, which, after giving effect to such reclassification, will total AR$ 403,814,897,770.

It was also resolved to grant the Board of Directors the authority to withdraw, before June 30, 2022, the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” in an amount that allows to distribute a combination of 2030 Global Bonds and 2035 Global Bonds as dividends in kind with a market value as of its valuation date of up to AR$ 41,000,000,000.

5) Consider the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2021.

The performance of all of the Members of the Board of Directors and Members of the Supervisory Committee who served during fiscal year 2021 was approved.

6) Consider the compensation for the Members of the Board of Directors corresponding to the fiscal year ended December 31, 2021 of AR$ 576,097,511 (total compensation), in excess of AR$ 135,725,074 over the 5% limit provided by Section 261 of Law N° 19,550 and its related regulations, taking into account that no proposal of dividends distribution has been made.

For those Directors that served from January 1, 2021 through December 31, 2021, a total compensation of AR$ 576,097,511 was approved, to be distributed in the manner to be agreed by the Board of Directors, according to the General Corporations Law, taking into consideration the advance payments that they received.

7) Authorize the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2022 (Fiscal Year 2022) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those Directors of Telecom Argentina who during Fiscal Year 2022 serve as independent directors or perform technical-administrative tasks or perform special assignments, within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves.

8) Consider the compensation to Members of the Supervisory Committee corresponding to the fiscal year ended December 31, 2021. Proposal to pay the total amount of AR$ 30,253,985.

A total compensation of AR$ 30,253,985 for the Members of the Supervisory Committee of Telecom Argentina was approved for their services provided from January 1, 2021 to December 31, 2021, taking into consideration the advance payments that they received. This total amount shall be equally distributed among the five regular Members as determined by the Supervisory Committee, after allocating the proportional amount to the member that represents the Supervisory Committee at the Executive Committee.

9) Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2022 (contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those Members of the Supervisory Committee serving during Fiscal Year 2022, contingent upon what the Shareholders’ Meeting resolves.

10) Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2022.

The following persons were appointed as regular Members of the Supervisory Committee: Pablo Andrés Buey Fernández, Pablo Gabriel San Martín, Alejandro Héctor Massa, María Ximena Digón and Saturnino Jorge Funes.

Ms. María Ximena Digón, Mr. Pablo Andrés Buey Fernández and Mr. Saturnino Jorge Funes are lawyers, and Mr. Pablo Gabriel San Martín and Mr. Alejandro Héctor Massa are certified public accountants. They all qualify as “Independent” members in accordance with the standard set forth by the CNV´s Rules.

Finally, it was informed that none of the proposed members of the Supervisory Committee, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina and shall not be proposed to serve in that capacity.

11) Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2022 and elect them.

It was resolved to appoint five (5) alternate Members, and the following persons were elected: Javier Alegría, Rubén Suárez, Matías Alejandro Fredriks, Lucrecia Sofía Myburg Díaz and Ona Celia Dimnik.

Mr. Javier Alegría will serve as alternate for Mr. Pablo Andrés Buey Fernández; Mr. Rubén Suárez will serve as alternate for Mr. Pablo Gabriel San Martín; Mr. Matías Alejandro Fredriks will serve as alternate for Mr. Alejandro Héctor Massa; and Ms. Lucrecia Sofia Myburg Díaz and Ms. Ona Celia Dimnik will serve as alternates, indistinctly, for Ms. María Ximena Digón and Mr. Saturnino Jorge Funes.

Mr. Javier Alegría, Mr. Matías Alejandro Fredriks, Ms. Lucrecia Sofía Myburg Díaz and Ms. Ona Celia Dimnik are lawyers, and Mr. Rubén Suárez is a certified public accountant. All of them qualify as “Independent” members in accordance with the standard set forth in the CNV´s Rules.

None of the proposed alternate members, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina, and they shall not be proposed to serve in that capacity.

12) Determine the compensation of the Independent Auditors who served during Fiscal Year 2021.

A total compensation for audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2021 was approved in the amount of AR$ 121,917,003 (not including VAT), of which AR$ 88,987,527 represented Financial Statements audit tasks, and AR$ 32,929,476 represented audit tasks conducted with regards to the certification in compliance with Sarbanes Oxley Act Section 404.

13) Appoint the Independent Auditors of the financial statements for Fiscal Year 2022 and determine their compensation.

“Price Waterhouse & Co SRL” was appointed as Independent Auditor of the Financial Statements of Telecom Argentina for the Fiscal Year ending December 31, 2022. Alejandro Javier Rosa will serve as the regular certifying accountant, and Reinaldo Sergio Cravero and Ezequiel Luis Mirazon will serve as his alternates indistinctly.

It was resolved that the compensation of the Independent Auditors shall be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2022, empowering the Audit Committee to determine the terms and conditions of service delivery, and authorization was granted for the payment of advances on fees to the Independent Auditors, in the amount that the Audit Committee deems reasonable.

14) Consider the budget for the Audit Committee for Fiscal Year 2022 (AR$ 16,166,020).

The budget for the operation of the Audit Committee for Fiscal Year 2022 was set at the amount of AR$ 16,166,020.

15) Consideration of the 5-year extension of the term of validity of the Medium Term Note Program for the issuance of simple Notes for up to a maximum outstanding amount of US$ 3,000,000,000 (or its equivalent in other currencies or value units) authorized by the Comisión Nacional de Valores by Resolution N° 19,481 dated as of April 19, 2018 and certain amendments to it authorized by Resolution N° 21,603 dated as of January 27, 2022 (the “Program” or the “Global Program”) .

The 5-year extension of the validity of the Medium Term Note Program for the issuance of simple Notes for up to a maximum outstanding amount of US$ 3,000,000,000 (or its equivalent in other currencies or value units) authorized by the CNV through Resolution No.°19,481 dated as of April 19, 2018 and certain amendments to it authorized through Resolution No.°21,603 dated as of January 27, 2022 was approved.

16) Consider granting to the Board of Directors of broad powers, according to the approval granted by the Comisión Nacional de Valores and its amendments in the terms resolved by the Ordinary Shareholders´ Meeting dated December 28, 2017 (“the Shareholders’ Meeting”) and the extension of its’ term of validity resolved by this Shareholders’ Meeting, to determine and modify the terms and conditions of the Program within the maximum outstanding amount authorized by the Shareholders’ Meeting, as well as to establish the timing of issuance and re-issuance of the corresponding Notes to each series or class to be issued under it and all of the conditions of issuance and re-issuance, within the maximum amount and the terms of amortization set by the Shareholders’ Meeting, including, without limitation to, law and applicable jurisdiction; date and issuance currency; nominal value, price, interest rate, form and conditions of placement and payment conditions; issuance in cartulary form or book-entry of one or more classes or series; characteristics of the titles or representative certificates of the notes; use of proceeds; election of the Trustee, if there is any, and the agents of any type that correspond, including registration, placement, calculation of payment of each series or class, if there were, and to prepare, negotiate, approve, subscribe and submit all the contracts and documentation necessary to implement the Program and the series or classes under it; to request to the agencies and respective markets from the country and from abroad that the Board of Directors determine the authorizations of the public offer and pricing or listing and negotiation of the Program and of one or more of the classes or series of the Notes that will be issued within the framework of it, and to appoint attorneys to act in the files related to the decisions adopted by the Shareholders’ Meeting with respect to the Program. Authorization for the Board of Directors to sub-delegate to some of their members and/or officials of the managerial line, the powers delegated by the Shareholders’ Meeting according to what it is provided by Section 1, article c) from Chapter II, Title II and Section 44, article b) from Chapter V, Title II from the Rules of the Comisión Nacional de Valores (New Text 2013).

It was resolved to extend as from December 28, 2022 and for 5 additional years the delegation to the Board of Directors of broad powers, according to the approval granted by the CNV approving the Program and its amendments, in the terms resolved by the Shareholders´ Meeting and the extension of its validity resolved by this Shareholders’ Meeting, to determine and modify the terms and conditions of the Program and of the Notes issued thereunder within the maximum outstanding amount authorized, as well as to establish the timing of issuance and re-issuance of the corresponding Notes to each series or class to be issued under it and all of the conditions of issuance and re-issuance according to the maximum outstanding amount.

Additionally, the Board of Directors was authorized to sub-delegate to some of its members and/or officials of management, the powers delegated by the Shareholders’ Meeting according to what is provided by Section 1, article c), Chapter II, Title II and Section 44, article b), Chapter V, Title II of the CNV Rules (New Text 2013).

The Chairman of the Supervisory Committee of Telecom Argentina, Dr. Pablo Buey Fernández, certified compliance with the provisions of the Comisión Nacional de Valores’ General Resolution No. 830/2020 and other legal and statutory regulations applicable to this Shareholders’ Meeting.

Ms. Lucía Soutullo on behalf of the Comisión Nacional de Valores and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting through the Cisco Webex teleconference system.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	April 27, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations